Exhibit 4.11

Free translation

1591/2016

PRIVATE INSTRUMENT FOR EXPENSE SHARING AGREEMENT

Through this private instrument, the parties ("Parties") identified below:

(i)	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held corporation, with principal place of business in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.142, Jardim Paulista, Postal Code (CEP) 01402-000, enrolled with the National Corporate Taxpayer's Register of the Ministry of Finance ("CNPJ/MF") under No. 47.508.411/0001-56, hereinafter simply referred to as "CBD";

(ii)	VIA VAREJO S.A., a publicly-held corporation, with principal place of business in the City of São Caetano do Sul, State of São Paulo, at Rua João Pessoa, No. 83, Centro, CEP 09520-010, enrolled with the CNPJ/MF under No. 33.041.260/0652-90, hereinafter simply referred to as "VVar";

(iii)	CNOVA COMÉRCIO ELETRÔNICO S.A., a corporation, with principal place of business in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1.609, 3º ao 7º andares, Vila Olímpia, CEP 04547-006, enrolled with the CNPJ/MF under No. 07.170.938/0001-07, hereinafter simply referred to as "Cnova";

(iv)	SENDAS DISTRIBUIDORA S.A., a corporation, with principal place of business in the City of São João de Meriti, State of Rio de Janeiro, at Rua João Antonio Sendas, No. 286, José Bonifácio, CEP 25565-330, enrolled with the CNPJ/MF under No. 06.057.223/0001-71, hereinafter simply referred to as "Sendas";

CBD, VVar, Cnova, and Sendas are jointly referred to as "Parties", and, individually and indistinctly, as "Party";

PREAMBLE

I. WHEREAS the Parties belong to the same economic group, Grupo Pão de Açúcar, controlled by Casino Guichard-Perrachon SA ("Casino"), and have an interest in sharing common support activity, in order to optimize the use of human resources and available materials, simplifying, rationalizing, and standardizing processes, providing greater agility and operational productivity, through the sharing of common expenses for the shared resources;

II. WHEREAS the sharing of expenses avoids favoring one Party over the others, through the allocation and equitable distribution of the respective share of common expenses, determined based on the actual use of the resources shared by the Parties;

III. WHEREAS the purpose of the Parties is solely to share the material structure and human resources necessary for their support activity and to share the corresponding expenses, without any Party intending to obtain any equity advantage or profit in relation to the others;

NOW, THEREFORE, the Parties decide to enter into this Private Instrument for Expense Sharing Agreement ("Instrument"), in accordance with the following terms and conditions:

1. Subject Matter

1.1. This Instrument aims to establish the terms and conditions for the sharing of material and human resources between the Parties, as described in Annex I to this Instrument ("Shared Resources"), as well as the sharing of the expenses and costs incurred in the actual use of such Shared Resources, with no profit purpose for any of the Parties, with no compensation due to any of the Parties regarding the Shared Resources.

1.2. The Parties recognize and agree that this Instrument may also include the sharing of common expenses incurred by the Parties when carrying out other routine support activity, as may be necessary for the proper administrative performance of the Parties, subject to the procedures provided for in Section 4 ("Additional Shared Resources").

2. Criteria for Sharing Expenses

2.1. All expenses and costs incurred by the Parties in relation to Shared Resources, including, without limitation, the full compensation of employees, respective labor and social security charges, depreciation charges for fixed assets used and general office expenses, will be shared from time to time between the Parties in proportion to the Shared Resources actually used by each of the Parties in the reference month, according to the criteria (drivers) indicated in Annex I to this Instrument.

2.2. The Parties hereby agree that the sharing criteria indicated in Annex I to this Instrument may be amended at any time, complying with the procedures set forth in Section 4, always with the purpose of correctly and reliably reflecting the interest attributable to each Party in the total expenses to be shared.

3. Committees

3.1. Management Committee

3.1.1.	The Parties must set up a management committee ("Management Committee"), which will be an advisory body composed of four (4) members, and each one (1) of them will be appointed by one of the Parties, from among their own executives.

3.1.2.	The Management Committee will be responsible for reviewing and validating the Monthly Consolidated Reports, as defined in Section 7.1.3 below. After validation of the Monthly Consolidated Reports, each Party shall carry out the accounting for the expenses related to the Shared Resources actually used in the immediately preceding month.

3.2. Approval Committee

3.2.1.	The Parties must set up an Approval Committee ("Approval Committee"), which will be a body composed of four (4) members, and each one (1) of them will be a CFO from the Parties.

3.2.2.	The Approval Committee will be responsible for validating the Quarterly Consolidated Reports, as defined in Section 7.2.1 below for approval of the issue of debit notes by the Parties for reimbursement for each Quarter.

3.2.2.1. For the purposes of this Instrument, "Quarter" means each of the following three (3) month-periods in the calendar year: each period between the dates of (i) January 1 and March 31; (ii) April 1 and June 30; (iii) July 1 and September 30; and (iv) October 1 and December 31.

4. Amendments to the Instrument

4.1. Amendment Proposal

4.1.1.	If CBD intends to (i) amend the sharing method and/or the criteria adopted for apportioning the Shared Resources described in Annex I to this Instrument; and/or (ii) establish the sharing method and the criteria that must be adopted for sharing the Additional Shared Resources, CBD shall notify the other Parties in this regard, in writing.

4.1.2.	If any of the Parties does not agree with CBD's proposal, within sixty (60) days from the date of receipt of the notice, such Party must notify CBD, in writing, indicating its disagreement ("Disagreeing Party").

4.1.2.1. Within ninety (90) days of receipt of the notice by CBD, the Disagreeing Party undertakes to take all necessary measures for the transition so that the activities subject matter of the Shared Resources that will no longer be carried out by CBD for the Disagreeing Party are carried out internally or by a hired third party or by the Disagreeing Party, at the Disagreeing Party's discretion, including provision by CBD of all necessary information and documents, as well as the provision of all necessary assistance from CBD for such purposes. After said term, the Disagreeing Party will declare that it will not be part of the sharing of certain Shared Resource or Additional Shared Resource, with the consent of the other Parties.

4.1.3.	In the event neither Party expresses itself to the contrary within the aforementioned period, CBD's proposal shall be considered accepted by the Parties.

4.1.4.	The Parties that agree with CBD's proposal must, respectively, as the case may be:

(a) enter into an instrument for sharing amendment of the Shared Resources, substantially in the form of Annex II to this Instrument, establishing the new sharing method and/or the criteria to be adopted for the Shared Resource, as proposed by CBD ("Instrument for Sharing Amendment"): and/or

(b) enter into an Instrument of Additional Shared Resources Apportionment, substantially in the form of Annex III to this Instrument, with the description of Additional Shared Resources, the sharing method and the criteria adopted for sharing of Additional Shared Resources, as proposed by CBD ("Additional Instrument for Sharing").

4.1.5.	The Instruments for Sharing Amendment and Additional Sharing Terms that are executed by and between the Parties will be considered part of the Instrument.

4.2. Partial Withdrawal

4.2.1.	If any of the Parties at any time, for any reason, is no longer interested in being part of sharing the Shared Resources or Additional Shared Resources subject matter of this Instrument, it shall notify CBD in writing of its intention, with the description of the Shared Resource or Additional Shared Resource that it no longer intends to share.

4.2.2.	Within ninety (90) days of receipt of notice by CBD, the said Party is assured that CBD will carry out all the measures set forth in Section 4.1.2.1. After said term, said Party will declare that it will no longer be part of the sharing of certain Shared Resource or Additional Shared Resource, with the consent of the other Parties.

5. Parties' Obligations

5.1. Without prejudice to other obligations assumed in accordance with this Instrument and the applicable law, the Parties shall:

(i) provide the other Parties, as set forth in this Instrument, with reports, documents, and other information related to the use and/or availability of Shared Resources;

(ii) make timely reimbursements due, in accordance with the Quarterly Final Reports;

(iii) communicate in a timely manner, in writing, any disagreements, instructions, procedures, requirements, or other information in accordance with this Instrument;

(iv) make the Shared Resources under its administration available, as applicable, in order to provide the other Parties with the necessary administrative support for the development of their activities, in compliance with the instructions and based on the information and documents provided by them; and

(v) prepare and submit expense reports and debit notes on a timely basis, as applicable, pursuant to Sections 7 and 8.

6. Labor Obligations

6.1. In compliance with the provisions of Section 2.1, the Parties expressly acknowledge that there is no employment relationship between the employees and/or service providers of a Party and the other Parties, with each Party assuming the costs and respective labor and social charges of its employees, including labor, insurance, social security, and tax obligations to its employees.

6.2. Without prejudice to the provisions of Section 6.1 above, any expenses incurred by the Parties, including any severance pay and obligations resulting from labor claims, related to their employees allocated in the support activity included in Shared Resources, shall be reimbursed under the terms of Sections 7 and 8, based on the sharing criteria established in Section 2.

7. Calculation of Expenses

7.1. Monthly Calculation. Each month of the calendar year, the Parties undertake to carry out the following acts for the purposes of calculating expenses related to Shared Resources actually used in the immediately preceding month:

7.1.1. By the fifth (5th) business day of each month, each Party will close accounting of the expenses related to the Shared Resources actually used in the immediately preceding month ("Monthly Closing").

7.1.2. By the eighth (8th) business day of each month, each Party shall submit to CBD the respective expense reports referring to the Shared Resources actually used in the immediately previous month, as determined in the respective Monthly Closing ("Preliminary Reports").

7.1.3. By the fifteenth (15th) day of each month, CBD shall process the information contained in the Preliminary Reports received and prepare a consolidated expense report, considering the Shared Resources actually used by the Parties, with an indication of the net amounts to be reimbursed by each of the Parties, based on the sharing criteria established in Section 2 ("Monthly Consolidated Report").

7.1.4. By the twentieth (20th) day of each month, CBD must submit the Monthly Consolidated Report to the Management Committee for validation.

7.1.5. By the twenty-fifth (25th) day of each month, the Management Committee will approve the respective Monthly Consolidated Report to be accounted for by the Parties.

7.2. Quarterly Calculation. Each month following the end of each Quarter of the calendar year, the Parties undertake to carry out the following acts for purposes of reimbursing the expenses related to Shared Resources actually used in the immediately preceding Quarter:

7.2.1. By the twenty-fifth (25th) day of the month following the end of each Quarter, the Management Committee, after approving the Monthly Consolidated Reports for each Quarter, will forward a final report containing the information in the Monthly Consolidated Reports for each Quarter ("Quarterly Consolidated Report") to the Approval Committee.

7.2.2. If none of the Parties makes any statement within five (5) days from the issue date of the Quarterly Consolidated Report, the Quarterly Consolidated Report must be considered accepted by the Parties, which will be considered the final quarterly report ("Final Quarterly Report").

7.2.3. Within five (5) days from the issue date of the Quarterly Consolidated Report, any Party that disagrees with the Quarterly Consolidated Report must notify CBD in writing indicating its duly substantiated disagreement at the discretion of CBD ("Notice of Disagreement").

7.2.4. Within sixty (60) days from receipt of the Notice of Disagreement by CBD, the Parties will make every effort to reach an agreement on the adjustments to be made to the Quarterly Consolidated Report for the issue of the Final Quarterly Report. If the Parties do not reach an agreement within this period, the Parties undertake to hire an independent specialized company to evaluate the Quarterly Report ("Consultant"). The Consultant's opinion on the Quarterly Consolidated Report, which must be issued after thirty (30) days of its hiring, must be final and binding upon the Parties.

7.2.5. Within five (5) days from the issue date of the Consultant's opinion, CBD shall issue the final quarterly report reflecting the adjustments requested by the Consultant, as the case may be.

8. Reimbursement of Expenses

8.1. For the purpose of reimbursing the expenses subject matter of this Instrument, (i) on the thirtieth (30th) day of the month following the end of each Quarter of the calendar year, or (ii) on the fifth (5th) business day following the issue of the Final Quarterly Report to the last month of each Quarter, whichever comes first, Parties that have amounts receivable must issue debit notes in the amount applicable to each Party involved in sharing ("Debit Notes"). The net amounts specified in the debit notes and detailed in the Final Quarterly Report must then be reimbursed by the Parties no later than the fifth (5th) business day after receipt of the Debit Notes by the Parties which must make such reimbursements.

8.2. Unless otherwise agreed by the Parties, the reimbursement set forth in Section 8.1 must be by bank transfer, with the respective transfer receipt considered proof of settlement of the reimbursement due, corresponding to the relevant Quarter.

9. Reimbursement for 2016 Expenses

9.1. The Parties hereby acknowledge and agree that, except regarding the sharing of expenses related to the Shared Resources actually used by the Parties in the period between December 1, 2016, and December 31, 2016 ("Previous Period"), the Parties must send the Preliminary Reports to CBD, considering all expenses incurred in the Previous Period, applying, mutatis mutandi, all the provisions of Sections 7 and 8.

9.2. For the avoidance of doubt, all the terms and conditions agreed in this Instrument, which, by their nature, are compatible with the sharing of expenses incurred by the Parties in the Previous Period, must be fully observed and complied with by the Parties in relation to the sharing and reimbursement of such expenses from the Previous Period.

10. Fine

10.1. Failure to make any payment within the deadlines set out in this Instrument by either Party will automatically subject the defaulting Party to the payment of a fine of ten percent (10%) on the amount due, corrected in accordance with the variation of the General Market Price Index of the Getulio Vargas Foundation (IGP-M (FGV)), plus default interests of one percent (1%) per month, calculated proportionately on the amount due from the date of default until the date of the respective settlement.

11. Term and Termination

11.1. Term of Effectiveness. This Instrument will remain in effect, as of its execution, for up to twenty-four (24) months.

11.2. Events of Early Termination. This Instrument may be terminated, at any time, by any of the Parties, by means of written communication, sent at least ninety (90) days in advance to the other Parties, in any of the following events:

(i)	bankruptcy, dissolution, liquidation, or court-supervised or out-of-court reorganization, requested or ratified by either Party;

(ii)	either Party ceases to be controlled by Casino;

(iii)	non-compliance by either Party with any of the terms and conditions set forth in this Instrument; or

(iv)	by mutual agreement between the Parties.

11.3. Consequences of Early Termination. Within said ninety (90) days of receipt of the notice by CBD, the Party that terminates this Instrument undertakes to take all necessary measures for the transition so that the activities subject matter of the Shared Resources that will no longer be carried out by CBD for that Party are carried out by a hired third party or by internally by the relevant Party, at its discretion, including the provision by CBD of all necessary information and documents, as well as the provision of all necessary assistance from CBD for such purposes.

11.3.1. In the event of early termination of this Instrument, due to the provisions of Section 11.2(ii), if the Party that is no longer controlled by Casino is still interested in hiring CBD or another company from Grupo Pão de Açúcar to provide the administrative services subject matter of the sharing in this Instrument, the Parties shall analyze whether they will be interested in and/or whether there will be continuity in the service provision. If so, the Parties shall agree on the terms and conditions for any service provision, which will be formalized by entering into an agreement.

11.3.2. In addition, either Party has the right to partly terminate this Instrument pursuant to Sections 4.1.2 and 4.2.1, provided that the requirements and terms set out in such sections are complied with.

12. General Provisions

12.1. Offset: The Parties agree that any debts and credits existing between the Parties may be offset under the terms of the law in force.

12.2. Taxes. Any and all taxes, charges, fees, and contributions due or that may be due as a result of this Agreement will be borne by its taxpayer, as defined in the law that governs and/or regulates them, where applicable.

12.3. Confidentiality. The Parties undertake to maintain complete confidentiality of the data and information which they may obtain and/or use to comply with this Instrument and not to use it for purposes other than that provided for in this Instrument, as well as to return or destroy such data and information if requested by the Party that provided it, during the period of effectiveness of this Instrument and after its termination.

12.4. Entire Agreement. This Instrument contains the full agreement and understanding between the Parties regarding its subject matter and specifically supersedes any prior understanding of the Parties on the matter contained herein.

12.5. Waiver. Any possible omission or tolerance by any of the Parties in relation to the breach of the terms of this Instrument, will only apply in an isolated manner and will not be understood as a waiver of the rights arising from this Instrument nor will it represent revocation, amendment, or novation of the obligations assumed herein, nor will it exempt the Parties from full compliance with their obligations as provided for herein.

12.6. Amendment. Except as otherwise provided for in this Instrument, this Instrument may not be modified or amended except by written instrument and executed by all Parties.

12.7. Severability. Should any provision of this Instrument be deemed null and void, annullable, invalid, or ineffective, no other provision hereof shall be affected as a result, so that the remaining provisions of this Instrument shall remain in full force and effect as if such null and void, annullable, invalid, or ineffective provision had not been included in this Agreement.

12.8. Assignment. Neither Party may assign this Instrument or the rights and obligations arising therefrom, in whole or in part, without the express prior written consent of the other Parties.

12.9. Binding Effect. This Instrument is entered into irrevocably and irreversibly, and creates legal, valid, and binding obligations for the benefit of the Parties and their respective authorized successors and assignees.

12.10.     Applicable Law. This Instrument will be governed by the laws of the Federative Republic of Brazil.

In witness whereof, the parties enter into this agreement in four (4) copies, before the witnesses mentioned below.

São Paulo, December 15, 2016

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

(sgd)

NAME: Christophe Hidalgo

TITLE: VP of Finance

(sgd)

NAME: Antonio Salvador

TITLE: VP Human Resources

VIA VAREJO S.A.

(sgd)

NAME: Marcelo Lopes

TITLE: VP Logistics and IT

(sgd)

NAME: Flávio Dias

TITLE: Executive Officer

CNOVA COMÉRCIO ELETRÔNICO S.A.

(sgd)

NAME: Marcelo Lopes

TITLE: VP Logistics and IT

(sgd)

NAME: Flávio Dias

TITLE: Executive Officer

SENDAS DISTRIBUIDORA S.A.

(sgd)

NAME: Belmiro

TITLE: [blank]

(sgd)

NAME: José Marcelo

TITLE: [blank]

Witnesses:

1. (sgd)

Name: Cosme Rafael Ap. Correia de Morais

Identity Card (RG) No.: 42.046.510-8

Individual Taxpayer's Register (CPF): 350.642.108-50

2. (sgd)

Name: Nagella Domenique Felix

Identity Card (RG) No.: 43.795.377-4

Individual Taxpayer's Register (CPF): 421.179.818-95

[Stamp of Via Varejo, Legal, initialed]